                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  FORM 10SB/A-3

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          WINESHARES INTERNATIONAL INC.
                          -----------------------------
               (Exact name of Company as specified in its charter)

NEVADA                                        98-0349285
------                                        -----------
(State  or  other  jurisdiction of            (I.R.S. Employer
incorporation  or  organization)              Identification  No.)



517-518  Moberly  Road
Vancouver,  B.C.                              V5Z  4G3
----------------                              --------
(Address  of  principal  executive  offices)  (zipcode)



Registrant's  telephone  number,
 including  area  code                        604-876-8096
                                              ------------


Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

     Title  of  each  class                   Name  of  each  exchange on which
     to  be  so registered                    each class is to be registered

     None                                     None


Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

                        Common stock, par value of $0.001
                        ---------------------------------
                                (Title of class)

                                TABLE OF CONTENTS
                                                                            Page
COVER  PAGE                                                                   1

TABLE  OF  CONTENTS                                                           2

PART  I                                                                       3

     DESCRIPTION  OF  BUSINESS                                                3




     DESCRIPTION  OF  PROPERTY                                               14

     DIRECTORS,  EXECUTIVE  OFFICERS  AND  SIGNIFICANT  EMPLOYEES            15

     REMUNERATION  OF  DIRECTORS  AND  OFFICERS                              18

     SECURITY  OWNERSHIP  OF  MANAGEMENT  AND  CERTAIN
          SECURITYHOLDERS                                                    18

     INTEREST  OF  MANAGEMENT  AND  OTHERS  IN  CERTAIN
          TRANSACTIONS                                                       20

     SECURITIES  BEING  REGISTERED                                           20

PART  II                                                                     21

     MARKET  PRICE  OF  AND  DIVIDENDS  ON  THE  REGISTRANT'S
          COMMON  EQUITY  AND  OTHER  STOCKHOLDER  MATTERS                   21

     LEGAL  PROCEEDINGS                                                      22

     CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS                      22

     RECENT  SALES  OF  UNREGISTERED  SECURITIES                             23

     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS                           23

PART  F/S                                                                    24

     FINANCIAL  STATEMENTS                                                    F

PART  III                                                                    25

     INDEX  TO  EXHIBITS                                                     25

SIGNATURES                                                                   26

                                     PART I

The issuer  has  elected  to  follow  Form  10-SB,  Disclosure  Alternative  2.

Item  6.  Description  of  Business

Organization

Wineshares  was  incorporated  in  Nevada  on  February  7,  2000.

Business




We are currently engaged in the business of operating a vineyard known as the Eagle Bluff Vineyard in Okanagan Falls, British Columbia which we acquired an interest in from RMA Enterprises as a result of a Vineyard Purchase Agreement dated April 26, 2001. Our business plan is to acquire vineyards along with wine production and distribution facilities in order to take advantage of the economies of scale that can be achieved from horizontal and vertical integration in the wine and beverage market. The Eagle Bluff Vineyard is our first vineyard operation.




Eagle  Bluff  Vineyards




The Eagle Bluff Vineyards is a planted vineyard property located in the Okanagan Valley wine-growing region of British Columbia, Canada. The property consists of eleven acres of which over 9.75 acres are currently planted with 5.75 acres currently productive of grapes and a further 4 acres planted with vines that are expected to produce grapes within the next three years.

The vines on the property are currently producing Riesling and Chardonnay grapes. Vines to produce Pinot Gris and Merlot grapes are currently planted, but will not produce grapes until 2004. The following is a breakdown of the number of acres planted for each type of grape vine:

Grape  Vines:                      Acres:
----------------------------------------------
Riesling  (producing)              3  acres
----------------------------------------------
Chardonnay  (producing)            2.75  acres
----------------------------------------------
Pinot  Gris  (planted,
not  producing  until  2004)       2  acres
----------------------------------------------
Merlot (planted,  not
producing  until  2004)            2  acres
----------------------------------------------
Balance  of  land  -  not
arable and suited for planting     1.25 acres
----------------------------------------------
TOTAL:                             11  acres
----------------------------------------------






The grape production from the Eagle Bluff Vineyards in 2000 was approximately 6 tons per acre. For the growing season completed in the fall of 2000, the total harvest from the Eagle Bluff

Vineyard was 29.51 tons, which was sold for a price of CA$35,948 (approximately $22,467 in US currency). This 2000 crop was controlled by RMA's predecessor under their purchase agreement, neither Wineshares nor RMA received any revenues from this harvest.




Since the 2000 crop was the last crop controlled by the predecessor to RMA, there was overcropping in an attempt to push as much fruit out of the vineyard as possible. Consequently, by the close of the season our vines were unhealthy and overstressed. This resulted in our having to perform a considerable amount of remedial work in the year 2001. To strengthen our vines we made the decision to undercrop our 2001 harvest. For this reason, the 2001 harvest only produced $12,436 in grape sales. By bringing our crop harvest ratios down to 3.5 tons per acre, we were able to strengthen the vines in order to preserve future, higher quality harvests. As a result of the remedial work performed in 2001 and very favorable growing conditions, the 2002 harvest had improved yields per acre and produced grape sales of $24,800.

All grape production from the Eagle Bluff Vineyards is sold to Hawthorne Mountain Vineyards pursuant to a Grape Growers Contract dated March 30, 2001. Under this contract, we currently sell our Riesling grapes at a price of CA$1,350 per ton and our Chardonnay grapes at a price of CA$1,275 per ton. The Grape Growers Contract requires us to sell all production from the Eagle Bluff Vineyard to Hawthorne until November 30, 2003 and is renewable for additional three-year periods unless proper notice to terminate is given.





Vineyard  Purchase




Pursuant to the terms and conditions of the Vineyard Purchase Agreement entered into on April 26, 2001 (quoted in Canadian dollars) and amended by agreement on December 17, 2002, we will pay $650,000 (approximately $475,000 in US currency) and issue 150,000 restricted shares in exchange for the ownership rights to the Eagle Bluff Vineyard. This consideration is payable as follows:

(a) A $10,000 (approximately $7,200 in US currency) promissory note payable, issued upon execution of the Agreement, without interest one year from the date of the Agreement or the date we elect to register the Agreement in the Land Titles Office, whichever is earlier;

(b) Payments to RMA of all proceeds received from the sale of grape production prior to closing of this agreement which are to be applied to the mortgage of RMA at RMA's discretion. There are two mortgages on the property. As of May 15, 2003, the principal balance due on the mortgages is $87,867.61 and $289,666.49 equaling a total of $377,534.10. All grape sales proceeds paid to RMA will form consideration in determining closing costs.;

(c)  The  balance  by  certified  check  at  Closing;  and

(d)  150,000  shares  of  our  common  stock  upon  execution  of the Agreement.

Our obligation to complete this purchase is subject to the following conditions precedent being in effect or satisfied:

(a) within two years after the date the Agreement is executed, we must have obtained all necessary government approvals, including a license under the Liquor Distribution Act RSBC c 268, to operate an Estate Winery Store on the Property; and

(b) within 10 business days after the date the Agreement is executed, we must have entered into a management agreement with Mr. Robert Mingay, the principal of the Vendor, RMA Enterprises, for the management of the vineyard.

Since the time of entering into this agreement, we have issued the 150,000 shares to RMA and have entered into a management agreement with Mr. Mingay as required under the Agreement. Because the British Columbia government is currently in the process of revising its regulations with regard to liquor licensing, we have delayed our proceeding with the licensing process until the new regulations are released. Given this delay, it has been two years since the date the Agreement was executed. We are in the process of negotiating with RMA an extension to the period of time which we have to satisfy the conditions precedent to closing on the Vineyard Purchase Agreement. It should be noted that until the liquor license condition is satisfied or waived, RMA has the right to consider other offers to purchase the vineyard. If RMA, however, receives a bona fide offer that it is prepared to accept, we have 30 days from the time we receive notice of that fact to waive the foregoing conditions and buy the vineyard. If we do not deliver the notice of waiver within this time frame, the Agreement will terminate.




The closing of the purchase and sale of the vineyard is expected to occur at 12:00 noon on the second business day following the satisfaction or waiver of all of the conditions set out in the agreement.




The material terms of the Vineyard Purchase Agreement are summarized above; however, this information provided is qualified in its entirety by reference to the complete text of the agreement.




Plan  of  Operation




Our immediate plan of operation calls for the continued operation of the Eagle Bluff Vineyard and the sale of its production to Hawthorne until we have obtained the Estate Winery License. Our plans at this time include nurturing both the newly planted vines on the previously unused portions of the Eagle Bluff vineyard and strengthening the existing vines that had been previously overcropped.

During the period from April 30, 2001 to January 31, 2002, we spent approximately $8,750 on the purchasing and installing of 25,000 lineal feet of new trellis post and wire system to support additional grapevines planted this year at Eagle Bluff. A further $9,000 was spent on the purchase of grafted rootstock vines. These vines consisted of 3,500 Pinot Gris and 3,500 Merlot and test clones of Syrah and Cabernet Sauvignon, all of which were planted during this period and increased the planted acreage of the vineyard by 4.0 acres.

Due to the damage of overcropping by RMA's predecessor, we performed a considerable amount remedial work and protectionist activity to the existing vines during the 2001 harvest season. By bringing the crop down to 3.5 tons per acre, the 2001 season produced US$12,436 in grape sales, down approximately $10,000 in US dollars from the previous years' sales. By reducing the production in 2001, however, the quality of our future crops was strengthened . As a result of the remedial work performed in 2001 and very favorable growing conditions, the 2002 harvest had improved yields per acre and produced grape sales of $24,800.


Our ongoing expenses per season are approximately $1,850 per acre or a total cost of $17,800 based on our current acreage planted. This may vary slightly depending upon variables such as rain and levels of pest control required. These expenses include vineyard labour, fertilizing, mowing, cropping of vines, and trellis maintenance. During the past fiscal year there were also expenditures for repairs and upgrading to the drip feed irrigation system, including additional capacity for the newly planted vines. In addition there were upgrades to the vineyard electrical system and repairs to the perimeter fencing. The balance of labour and material expenses were for day to day operational costs of planting, pruning, and preparing the crop for the annual harvest. The 2001 harvest yielded the following tonnages of grapes:




               5  tons  of  Chardonnay
               20  tons  of  Reisling




We anticipate that the new vines planted last year will produce their first crop in 2004 and at maturity should yield an additional 10 tons of Merlot and 10 tons of Pinot Gris.

Under our purchase agreement with RMA, we are required to obtain an Estate Winery License, which currently includes a lengthy review process. Because the British Columbia government is currently in the process of revising its regulations with regard to liquor licensing, we have delayed our proceeding with the licensing process until the new regulations are released. The processing fees of such a license, under the current regulations is negligible at less than $1,000 .

In British Columbia, the existing regulations require that liquor licensing and sales be administered by two branches of the provincial government, the Liquor Control & Licensing Branch ("LCLB") and the Liquor Distribution Branch ("LDB"). The LCLB controls licensing of businesses and individuals engaged in alcohol beverage production or sales. The LDB controls the distribution, wholesaling and retailing of alcohol beverages.




A winemaker must obtain a winery license from the LCLB to produce wine for other than personal consumption. The LCLB also licenses winery agents, registers sales representatives, and regulates advertising of manufacturers and products in British Columbia.

A winery license permits the manufacture and storing of wine. A winery may provide samples to the public at the winery site but may not sell wine for consumption at the site without obtaining an endorsement to the winery license permitting a lounge, patio or picnic area. In order to operate an onsite retail store permitting off sales of wine, a winery must be appointed as agent of the LDB.

Typically, an Estate Winery will have a winery license, an endorsement to the winery license permitting sales for on site consumption and an appointment as agent by the LDB permitting off sales of product.

Obtaining a winery license requires extensive character/background checks of individuals involved and approval and inspection of facilities and equipment. The facilities must be capable of producing 4500 litres of wine annually.

Obtaining the endorsements permitting sales for on-site consumption involves approval of plans, traffic and other local impact studies and plans for controlling access to the area and supervising consumption. In addition, approval of local zoning, fire and health officials is required.

Appointment as an agent of the LDB to operate a retail store permitting off-sales requires extensive approvals by the LDB of all aspects of the operation including detailed plans of the retail facilities, products to be sold, labeling, insurance coverage and local land use authority approvals.




Because of the myriad of approvals required, it may take up to two years to obtain all approvals necessary for the full operation of an Estate Winery. We are uncertain as to how the above described license process will be changed in light of the new regulations pending. Nevertheless, our business plan over the next year includes the objective to obtain the Estate Winery License so that we may benefit from the use of our own grape production rather than selling it to Hawthorne under our Grape Growers' Contract.

We do not presently have a building for a retail store in which to showcase and sell our products. However, our future plans include constructing such a building on our grounds with an approximate square footage of 800 sq. ft in the event that we have obtained the Estate Winery License. We project the cost of building the store will be approximately $80,000 and we anticipate breaking ground in the summer of 2004.




Employees




As of June 3, 2003, we had no employees, other than our five officers. Robert Mingay, who is the vineyard's operations manager, works under a management contract with us and oversees other contract workers who are hired on an as needed basis to perform functions such as spraying, and vineyard maintenance. During harvest time, pickers are also hired on a contract basis in order to keep our costs to a minimum.

Our five officers are Mr. Ralph Oakes, who is our President, Secretary, Treasurer and Director, Mr. Buko von Krosigk who is our Chief Executive Officer and Director, Mr. Erik von Krosigk who is our Chief Operations Officer and Director, Mr. Gerald Kierans who is our Vice-President Marketing and Director and Mr. Gerard Darmon who is our Vice-President Finance and Director. Each of the officers provides their services to our business on a part-time basis as required. Ralph Oakes presently commits approximately 15% of his business time to our business. Buko von Krosigk presently commits approximately 100% of his business time to our business. Erik von Krosigk presently commits approximately 10% of his business time to our business, Gerald Kierans presently commits approximately 10% of his business time to our business and Gerard Darmon presently commits approximately 5% of his business time to our business.

We  presently  do  not  pay  any  salary  to  any  of  our  officers.

We do not pay our directors any compensation for serving on our board of directors.

We conduct our business through agreements with consultants and arms-length third parties.

Risk  Factors

If  we  do  not  obtain  additional  financing  we may be unable to complete our business  plan.

We expect to require substantial additional capital to fund our business. As of January 31, 2003, we had cash on hand in the amount of $484. Additionally, we have incurred a net loss of $202,178 since our inception. The wine industry is a capital-intensive business which requires substantial capital expenditures to develop and acquire vineyards and to improve or expand wine production. Further, the farming of vineyards and acquisition of grapes and bulk wine require substantial amounts of working capital. We project the need for significant capital spending and increased working capital requirements over the next several years which will require additional financing. We currently have no agreements for financing and such funding may not be available to us on acceptable terms, or at all, to fund completion of the purchase of the Eagle Bluff Vineyard, new business opportunities or to execute our business plan.


Because we have only recently commenced business operations, we face a high risk of business failure.

We were incorporated on February 7, 2000 and to date have had no profits. Potential investors should be aware of the difficulties normally encountered by a new enterprise and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties complications and delays encountered in connection with the development of a business in the areas in which we intend to operate and in connection with the formation and commencement of operations of a new business in general. These include, but are not limited to, unanticipated problems relating to operations, marketing and competition, and additional costs and expenses that may exceed current estimates. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we may not ever achieve profitable operations.

Our  success  is  dependent  upon  consumer  spending  and  preferences.

The success of our business depends upon a number of factors related to the level of consumer spending, including the general state of the economy and consumer confidence in future economic conditions. Changes in consumer spending can affect both the quantity and price level of wines that customers are willing to purchase at restaurants or through retail outlets. Reduced consumer confidence and spending may result in reduced demand for our proposed products, limitations on our ability to increase prices and increase selling and promotional expenses. A sudden and unexpected shift in consumer preferences or a reduction in sales of wine generally or in wine varietals or types could have a material adverse effect on our proposed business, financial condition and results of proposed operations.

We face intense competition in the wine industry and may not be able to compete successfully.

The wine industry is intensely competitive and highly fragmented. We intend to compete in all of the premium wine segments with many other premium wines produced domestically and abroad. Our proposed products will also compete with popular-priced generic wines and with other alcoholic and, to a lesser degree, nonalcoholic beverages, for shelf space in retail stores and for marketing focus independent distributors, many of which carry extensive brand portfolios. The wine industry has also experienced significant consolidation in recent years and many of our competitors have significantly greater capital resources than us.

Various agricultural issues could impact our ability to produce successful harvests.

Winemaking and grape growing are subject to a variety of agricultural risks. Various diseases and pests and extreme weather conditions can materially and adversely affect the quality and quantity of grapes available to us, thereby materially and adversely affecting the quality and supply of our proposed wines and, consequently, our business, financial condition and results of operations. Future government restrictions regarding the use of certain materials used in grape growing may have a material adverse effect on vineyard costs and production.

Grape growing requires adequate water supplies. While we intend to acquire vineyards with adequate water supplies, a substantial loss of grape crops or growing vines caused by inadequate water supplies would have a material adverse effect on our proposed business, financial condition and results of operations.

Phylloxera, a pest that feeds on susceptible grape rootstocks, has infested many vineyards. Phylloxera causes the vine to become economically unproductive within two to three years of infestation. Although we do not intend to acquire vineyards which have experienced recent significant infestation, phylloxera is a significant threat in this industry that could infest acquired vineyards. Replanted vines generally take three to five years to bear grapes in commercial quantities. In addition, there can be no assurance that the rootstocks used in its planting and replanting programs will not become susceptible to existing or new strains of phylloxera, plant insects or diseases, including, but not limited to, Pierce's Disease or FanLeaf Virus, any of which could have a material adverse effect on our proposed business.

Effects  of  grape  supply  may  effect  the  success  of  our  business.

The quality and quantity of grape supply is determined by a combination of factors, including weather conditions during the growing season, diseases and pests and industry-wide planting efforts. The adequacy of grape supply is influenced by consumer demand for wine. While we believe that we can secure a sufficient supply of grapes for our own proposed business from our own production from vineyards to be acquired and from grape supply contracts with independent growers, there can be no assurance that grape supply shortages will not occur. A shortage in the supply of wine grapes could result in an increase in the price of some or all grape varieties and a corresponding increase in the cost to our proposed wine production. Such an increase in the cost of producing our wines could have a material adverse effect on our proposed business, financial condition and results of operations.

Demand for premium wines currently exceeds supply of premium wine grapes, giving wineries a degree of pricing flexibility. However, new vineyards are rapidly being planted and old vineyards are being replanted to greater densities, with the expected result of significantly increasing the supply of premium wine grapes and the amount of wine which will be produced. This expected increase in grape production could result in an excess of supply over demand and force wineries to reduce or not increase prices, which could have a material adverse effect on our proposed business.

Our success depends upon our building a successful distribution network and maintaining strong relationships with our distributors in that network.

We intend to sell our products principally to distributors for resale to restaurants and retail outlets. The laws and regulations of several states prohibit changes of distributors, except under certain limited circumstances, making it difficult to terminate a distributor without reasonable cause, as defined by applicable statutes. The resulting difficulty or inability to replace distributors, poor performance of our major distributors or our inability to collect accounts receivable from our major distributors could have a material adverse effect on our proposed business, financial condition and results of operations.

If we are unable to exert the time and money needed to comply with U.S. government regulation of the wine industry, our business may not be able to sell our products in the U.S. thereby losing an opportunity to enter into an important market.

Although it is not in our immediate plans to enter into the U.S. market at this time, we foresee this as being an important market in the future as our company grows. The wine industry is subject to extensive regulation by the U.S. Federal Bureau of Alcohol, Tobacco and Firearms and various foreign agencies, state liquor authorities and local authorities. These regulations and laws dictate such matters as licensing requirements, trade and pricing practices, permitted distribution channels, permitted and required labeling, advertising and relations with wholesalers and retailers. Expansion of and development of new vineyards and wineries may be limited by environmental restrictions and other legal requirements. In addition, new regulations or requirements or increases in excise taxes, income taxes, property and sales taxes and international tariffs, could materially adversely affect our ability to enter into this marketWe may determine that entering the U.S. market will be too challenging in that we may not be able to comply with existing or future U.S. legal or regulatory challenges to the industry. If we were to eliminate the U.S. market as a potential market for our products, this may limit our company's ability to grow and expand.

Consumer perception of wine and alcohol consumption could have negative implications for our business.

While a number of research studies suggest that various health benefits may result from the moderate consumption of alcohol, other studies conclude or suggest that alcohol consumption does not have any health benefits and may in fact increase the risk of stroke, cancer and other illnesses. If an unfavorable report on alcohol consumption gains general support, it could have a material adverse effect on our business, financial condition and results of operations.

Operating a vineyard involves encountering various environmental issues that we may or may not be able to address appropriately due to financial constraints.

For the purposes of preserving our crops, we may use pesticides and other hazardous substances in the operation of our business. If hazardous substances are discovered on, or emanating from, any of our present or future operations and their release presents a threat of harm to public health or the environment, we may be held strictly liable for the cost of remediation. Strict liability claims, usually pleaded in suits involving hazardous substances, result in the defendant company being liable for damages regardless of the amount of reasonable care the company may have exercised with regard to the hazardous substance. Payment of any such costs could have a material adverse effect on our business, financial condition and results of operations.

We may lack the insurance coverage necessary to cover possible future liabilities such as contamination of our product.

Our existing and proposed operations are subject to certain hazards and liability risks, such as potential contamination, through tampering or otherwise, of ingredients or products. Contamination of any of our wines could result in the need for a product recall, which could significantly damage our reputation for product quality. We do not presently maintain insurance against such risks and insurance may not be available at a price or on terms satisfactory to us.

The inability to obtain or the loss of the services of one or more of our key personnel could have a material adverse effect on our business.


Our key employees include Mr. Buko von Krosigk, Mr. Erik von Krosigk, Mr. Gerald Kierans, Mr. Gerard Darmon and Mr. Ralph Oakes. Additionally, we have a management contract with Mr. Robert Mingay who oversees the day to day management of the vineyard and hires all contract workers. We currently do not have key-man life insurance on any of these individuals.
Our success will depend in large part upon our ability to attract and retain the services of our present and future key employees. In addition, if one or more of our key employees resigns in order to join a competitor or to form a competing company, the loss of such personnel to any such competitor could have a material adverse effect on our proposed business, financial condition and results of operations. In the event of the loss of any such personnel, there can be no assurance that we would be able to prevent the unauthorized disclosure or use of our trade secrets, practices or procedures by such personnel.

Our  operations  could  be  negatively  affected by changes in foreign currency.

Although we are currently not distributing our product outside Canada, our business plan contemplates an expansion of distribution into other countries. As such, we may eventually be conducting some of our production, distribution and import and export activity for wine and packaging supplies in foreign currency. Accordingly, there is a risk that a shift in certain foreign exchange rates could adversely impact the costs of these items and have an adverse impact on our profitability.

Our  operations  could  be  negatively affected by changes in trade regulations.

If our company attempts to extend its business into other countries, we may be faced with either existing trade regulations that prevent such an expansion, or the imposition of future unforeseen and adverse trade regulations that could have an adverse effect on our wine operations once we have begun doing business within a particular country. Such events, if they should occur could effect our business, financial condition and results of operations.

If we are unable to enforce our intellectual property rights, including our trademarks, our products may experience dilution.

Our wines will be branded consumer products, and our efforts to distinguish our wines from those of our competitors will depend, in part, on the strength and vigilant enforcement of our trademarks. There can be no assurance that competitors will refrain from using any trademarks or trade names, which may dilute our intellectual property rights, and any such actions may require us to become involved in litigation to protect such rights. Any such litigation could involve substantial financial expenditures and the diversion of management's time and attention. The dilution of our trademarks could have a material adverse effect on our proposed business, financial condition and results of operations.

We may not be successful in locating suitable acquisitions, or integrating future acquisitions into our business operations.

Our proposed business includes the acquisition of wineries, brands, production facilities and vineyards. Our acquisitions, if any, will depend, in part, on the availability of suitable acquisition candidates at favorable prices and on favorable terms and conditions. Acquisitions entail a risk that businesses acquired will not perform in accordance with expectations. Further, we may not be successful in integrating operations acquired from other companies, and such difficulties may divert management's attention from other business concerns and lead to the potential loss of our key employees or the key employees of the acquired operations.


Because our directors own almost 50% of our outstanding common stock, investors may find that corporate decisions influenced by the directors are inconsistent with the interests of other stockholders.





Our directors, executive officers and affiliates currently beneficially own almost 50% of the outstanding shares of our common stock. Accordingly, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of these stockholders may differ from the interests of the other stockholders.





Our success will be largely dependent upon the ability to attract and maintain relationships with key third parties in the industry.

Our success, assuming we are able to complete our acquisition of the Eagle Bluff Vineyard and make other suitable acquisitions, will depend on our ability to enter into relationships with distributors and other entities involved in the process of wine distribution and sales. We do not presently have such relationships and we may not be able to develop such relationships. The failure to develop such relationships could impact adversely on our proposed business.

Because our stock is a penny stock, shareholders will be more limited in their ability to sell their stock.

The shares offered by this prospectus constitute a penny stock under the Securities and Exchange Act. The shares will remain classified as a penny stock for the foreseeable future. The classification as a penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his or her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares will be subject to rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than having to comply with these rules, some broker-dealers will refuse to attempt to sell a penny stock.

Because of our limited resources and the capital-intensive nature of our business, there is a substantial doubt as to our ability to continue as a going concern.

The report of our independent auditors to our audited financial statements for the period ended April 30, 2002, indicates that our ability to continue to operate and pursue our business objectives depends upon our ability to raise additional capital. Our continued operation is dependent on our ability to make our existing operations profitable. Additionally, we will likely need to obtain financing in order to make any significant capital expenditures or acquisitions of other operations. If we are not able to obtain this additional financing, our ability to continue as a going concern is questionable thereby making it possible that investors will lose their investment.

Because our operations and all of our directors are located in Canada, investors seeking damages in any type of shareholder litigation may find it difficult to obtain judgments involving our Canadian property or directors.

Although we are incorporated in the State of Nevada, and have an agent for service of process in the State of Nevada, any shareholder litigation, either attaching our Canadian assets, such as our interest in Eagle Bluff Vineyard, or suing directly the directors located in Canada, may encounter added difficulties in obtaining judgments against us or our directors due to logistics and the possible added involvement of a foreign court.

In  the  event  of  such  litigation,  it may be difficult for a shareholder to:

     * effect service of process on the non-U.S. resident directors, officers or experts whose testimony would be necessary to the proceedings;
     * enforce in the U.S. judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws against us or our directors or officers;
     * enforce in a Canadian court judgments obtained in a U.S. court based upon the civil liability provisions of the U.S. federal securities laws against us or our directors or officers; and

     * bring in a Canadian court an original action to enforce liabilities based upon the U.S. federal securities laws against us or our directors or officers.





Subsidiaries




We  currently  have  no  subsidiaries.




Patents  and  Trademarks




We do not own, either legally or beneficially, any patents or trademarks. We anticipate that in the future we will trademark brand names for our wine products.





Item  7.  Description  of  Property




We currently operate the Eagle Bluff Vineyard, which we have agreed to purchase, subject to obtaining an Estate Winery License. The Eagle Bluff Vineyard consists of approximately 11 acres located in the Okanagan Valley region of the Province of British Columbia. It also contains a small building in which Mr. Mingay, the manager of the vineyard, has the right to reside in pursuant to his Vineyard Management Agreement with us.




Item  8.  Directors,  Executive  Officers  and  Significant  Employees




The following information sets forth the names of our officers and directors, their present positions, and their biographical information.

Name                         Age          Office(s)  Held
----                         ---          ---------------

Ralph  F.  Oakes              54          Director,  President,  Secretary  &
Treasurer

Buko  von  Krosigk            73          Director  & Chief Executive Officer

Erik  von  Krosigk            38          Director & Chief Operations Officer

Gerald  Kierans               51          Director  &  Vice-President  Marketing

Gerard  Darmon                52          Director  &  Vice-President  Finance


Mr. Ralph F. Oakes, Director, President, Secretary & Treasurer - Mr. Oakes has held these positions with our company since the company's incorporation in February 2000. Mr. Oakes is a member of the audit committee for Wineshares. Mr. Oakes' experience has included private company capital formation and public company finance and administration. Mr. Oakes holds a real estate agent license and a sub-mortgage broker's license and has been active in the acquisition and sale of hotels and project developments since 1975. From July 1993 to December 1998 conducted many of these real estate projects through his own company, Oakes Realty Ltd., and most recently, Twin Oaks Realty Ltd.

Since 1992, Mr. Oakes has been the sole owner and president of a waterfront pub and restaurant called "Shaughnessy's Cove", in Summerland, British Columbia, Canada. Also, from January 2002 to present, Mr. Oakes has worked in commercial and residential development and sales for Amex-Fraseridge Realty in Vancouver, BC.

Mr. Oakes served as a director for Fountain House Holding Company from October 1995 to May 1998, a publicly traded company on the TSX Venture Exchange in Canada. This company is primarily involved in the manufacturing and marketing of beverages and beverage dispensing appliances.

Buko von Krosigk, Director, CEO - Mr. Buko von Krosigk is co-founder of Wineshares and interim CEO. He has served as a CEO and as a Director for Wineshares since April 3, 2000. His primary responsibilities will be to recruit a full-time chief executive officer to preside over all operations and appropriately manage our future growth. Mr. von Krosigk will continue our quest for target company acquisitions throughout the Old World and New World wine economies. Mr. B. von Krosigk will remain engaged in winery estate investigations, and valuations of all proposed or potential target companies on a global basis. He will be vital in the transition periods during the consolidation or change in control processes from both a human resource management and operational perspective.

In 1984, Mr. Buko von Krosigk co-founded Okanagan Spring Brewery in British Columbia, Canada. He also served as the Director of Finance and oversaw the marketing, sales, distribution as well as product development for Okanagan. In 1996, Okanagan was sold to Allied Strategies, a Vancouver Stock Exchange listed company, and Mr. Buko von Krosigk remained with the company for three years following this transaction. In 1997, he also became a director at Allied Strategies. Allied later merged with Sleeman Brewing and Malting Company, a public company listed on the Toronto Stock Exchange. Today Sleeman is Canada's third largest brewery.
Mr. Buko von Krosigk has also served in a director capacity for NOCA, a dairy cooperative in the North Okanagan during the period of 1970-1977.

Since  1999,  Mr.  Buko  von  Krosigk  has  been  semi-retired.

Erik von Krosigk, Director, Chief Operations Officer - Mr. Erik von Krosigk has served as Chief Operations Officer and Director for Wineshares since April 3, 2000. Mr. E. von Krosigk, a specialist vintner by training and trade, is co-founder of Wineshares and has the most important and vital background of all of our officers and directors due to his extensive experience in viniculture, product engineering, development and operations of wineries and vineyards. Mr.
E. von Krosigk will direct all of our operations, product positioning and pricing, and will assist in determining all final purchase valuations, and he will be in charge of all recruitment, with Mr. B. von Krosigk, requiring extensive international travel. Mr. Erik von Krosigk is the son of Mr. Buko von Krosigk.

Mr. E. von Krosigk's education includes a a five-year studium in Beverage Engineering from the University of Geisenheim (West Germany) from 1986 to 1991. From 1983-1986 he attended Bullay Vinters School in Bullay, West Germany participating in their winemaking and grape growing apprenticeship program where he worked for three different wineries/vineyards. From 1986-1991 he attended A.P. Commission Kobienz in Koblenz, West Germany where he received a Wine Tasters Certification for A.P. Panel.

From 1988 to 1991 Mr. Eric con Krosigk was the Assistant Winemaker at Sektkellerei Bardong, Geisenheim, West Germany working in all aspects of making traditional sparkling wine. From 1991 to 1994, Mr. E. von Krosigk he co-founded and was the Winemaker for Summerhill Estate Winery, Kelowna British Columbia, creating and establishing a market for British Columbia Sparkling Reisling. From 1994 to 1996, he was the General Manager/Winemaker at Hawthorne Mountain Vineyards where he managed the vineyard, winery, and oversaw various aspects of marketing and packaging of the products. Since 1997, Mr. E. von Krosigk has presided over EVK Winery Consulting Inc. as a winery and vineyard consultant. In this capacity he has provided consultant services to numerous wineries and vineyards in all aspects of the business including providing educational seminars for consumer and technical training.

Gerald Kierans, Director, Vice President Marketing - Mr. G. Kierans has served as Director and Vice President Marketing since April 3, 2000. He is also a co-founderand is a qualified marketing consultant with extensive experience in the hospitality and beverage related industries. Mr. Kierans role as Vice President of Marketing will involve the promoting of brand name awareness of our properties and products, the development of a "membership program", identification of new markets for our wine products, and the setting up of a revenue generating accommodation and tourism component to the properties that we intend to acquire.

Mr. Kierans' experience has included the following. From 1999 to present, he has served as a marketing consultant in Germany and Vancouver, Canada providing private consultation services to clients with regard to the their: internal/external communications and marketing strategies, overall business plan development and financial forecasting . From 1994 to 1998 he was the co-owner and manager for Virgin Textiles in the British Virgin Islands, a screen printing and textile manufacturing company. From 1984 to 1993, Mr. Kierans was the President and Ceo of Fogg n' Suds Restaurant in Vancouver, BC growing the restaurant from a single location to six locations in a six year time period.

Mr. Kierans received a B.A. in urban studies from Concordia University in Montreal.

Gerard Darmon, Director, Vice President Finance - Mr. Darmon has served as Director and Vice President of Finance since April 3, 2000. He is an internationally qualified accountant, management consultant and contract negotiator who has experience in private company capital formation, public company financing and administration. Mr. Darmon has extensive knowledge and work experiences gained in Europe, and specifically France, where he graduated with an accounting degree in 1969 from ICS Begue in Paris France. He also received a Personnel Mangement degree from the University of Montreal. Since 1990, Mr. Darmon has been the president and founder of Euro-West Consulting Ltd., Vancouver, BC, specializing in international tax planning, management consulting and negotiations in mergers and acquisitions. From 2001 to present he has served as a financial consultant in charge of mergers and acquisitions for Jupiter Capital in Vancouver, BC. From 1993 to 1998 Mr. Darmon served as president and CEO of Softwex Technologies Inc. and from 1988-1989 served as Vice President of Finance for the Swiss-based Hunter Group at their location in Calgary, AB. From 1982 to 1988 he founded and was president of GPI Management Systems Inc. Mr. Darmon has been vital to us as a skilled negotiator. As Mr. Darmon speaks fluent English, French and Spanish, it is expected that he will remain vital to us in all presently targeted foreign operations, particularly as they relate to US GAAP and other reporting requirements. Mr. Darmon is a member of the audit committee.

Terms  of  Office

Our directors are appointed for one year terms to hold office until the next annual general meeting of the holders of our Common Stock or until removed from office in accordance with our by-laws. Our officers are appointed by our board of directors and hold office until removed by our board of directors.

Item  9.  Remuneration  of  Directors  and  Officers




We have not paid any remuneration to our directors or officers and we are currently under no obligation to do so. We expect to pay our officers and directors in the future, some time after product development begins. The CEO, when hired, will be paid based on standards in the industry and experience.




Item  10.  Security  Ownership  of  Management  and  Certain  Security  Holders




The following table sets forth, as of June 3, 2003 the beneficial ownership of our Common Stock by each of our officers and directors, by each person known by us to beneficially own more than 10% of our Common Stock outstanding and by our officers and directors individually and as a group. Except as otherwise indicated, all shares are owned directly.

               Name and address          Number of Shares    Percentage  of
Title of class of beneficial owner       of Common Stock     Common Stock(1)
-------------- -------------------       -------------       --------------
Common  Stock  Gerard  Darmon              300,000            2.92%
               468-1755  Robson  Street
               Vancouver,  BC  Canada
               V6G3B7
--------------  -------------------       -------------       -------

Common  Stock  Gerald  Kierans             250,000            2.43%
               439  Hermosa  Street
               N.  Vancouver,  BC  Canada
               V7N3B9
--------------  -------------------       -------------       -------

Common  Stock  Erik  von  Krosigk          250,000            2.43%
               RR  03  S41  C76
               11612  Morrow  Ave.
               Summerland,  BC  Canada
               V0H1Z0
--------------  -------------------       -------------       -------

Common  Stock  Buko  von  Krosigk          350,000            3.41%
               517-518  Moberly  Road
               Vancouver,  BC  Canada
               V5Z4G3
--------------  -------------------       -------------       -------

Common  Stock  Ralph  F.  Oakes (2)      3,680,000 (2)       35.84%(2)
               15-144  Sumac  Ridge  Drive
               P.O.  Box  619
               Summerland,  BC  Canada
               V0H  1Z0
--------------  -------------------       -------------       -------

Common  Stock  All  Officers  and  Directors
               as  a  Group
               (5  persons)              4,830,000           46.07%
--------------  -------------------       -------------       -------

--------------

     (1)  Based  on  10,268,000  shares  outstanding.
     (2) All of the common stock held by Mr. Oakes is currently in the process of being foreclosed upon due to his personal financial obligations. On March 1st, 2002, Wineshares was notified that Mr. Oakes has agreed to release his shares in Wineshares to his creditors in satisfaction of his outstanding debts pursuant to a General Security Agreement that Mr. Oakes executed on April 7, 2000 with D.A.W. Investments Limited, David A. Wallace and Elizabeth Wallace. At this time, the shares held by Mr. Oakes have not been re-issued in the creditors' names; however, Mr. Oakes' creditors currently have possession of all of Mr. Oakes' Wineshares share certificates. Buko von Krosigk is currently in the process of negotiating with Mr. Oakes' creditors to purchase all of Mr. Oakes' shares that are subject to these foreclosure proceedings.

Share  Purchase  Warrants




We have not issued and we do not have outstanding any warrants to purchase shares of our Common Stock.




Options




We have not issued and we do not have outstanding any options to purchase shares of our Common Stock. We anticipate approving an incentive stock option plan for our directors, officers and permitted consultants in the future.

Convertible  Securities




We have not issued and we do not have outstanding any securities convertible into shares of Common Stock or any rights convertible or exchangeable into shares of Common Stock





Item  11.  Interest  of  Management  and  Others  in  Certain  Transactions




Except as disclosed below, none of the following persons has any direct or indirect material interest in any transaction to which we are a party since our incorporation in February, 2000, or in any proposed transaction to which we are proposed to be a party:

     (A)  Any  director  or  officer;

     (B)  Any  proposed  nominee  for  election  as  a  director;

     (C) Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our Common Stock; or

     (D) Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of us.

In 2000, $24,000 was paid to Mr. Buko von Krosigk, a Director and our Chief Executive Officer, for consulting fees. These expenses were incurred in connection with Mr. von Krosigk's travel in Europe and South America to seek and investigate numerous wineries and vineyards.

In 2001, we made an interest free advance in the amount of $31,002 to Ralph Oakes, our President, Secretary, Treasurer, and also a Director. The remaining balance due by Mr. Oakes is currently $21,003.




Item  12.  Securities  Being  Registered




The securities being registered are the shares of our common stock, par value $0.001 per share. Under our Articles of Incorporation, the total number of shares of all classes of stock that we shall have authority to issue is 25,000,000 shares of common stock, par value $0.001 per share (the " Common Stock"). As of June 3, 2003, a total of 10,268,000 shares of Common Stock are issued and outstanding.

Common  Stock




Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. Holders of Common Stock do not have cumulative voting rights in the election of directors. Holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of our Articles of Incorporation.

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor. In the event of the liquidation, dissolution or winding up of our affairs, all assets and funds remaining after the payment of all debts and other liabilities shall be distributed, pro rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock.




Transfer  Agent




Pacific Stock Transfer Company of Las Vegas, Nevada is the transfer agent for the Shares.




PART  II

Item  1.  Market  Price  of  and Dividends on the Registrant's Common Equity and
Other       Stockholder  Matters




There is no present public market for our Common Stock. We anticipate applying to have our Common Stock traded on the OTC Bulletin Board upon effectiveness of this registration statement. There can be no assurance, however, that a public market will materialize.

As  of  June  3,  2003,  we  had  twenty-four  (24)  registered  shareholders.

None of the holders of our Common Stock have any right to require us to register any shares of our Common Stock pursuant to the Securities Act of 1933 (the "1933 Act"). All stock can be sold within the limitations of the SEC's Rule 144.

We have not declared any dividends on our Common Stock since our inception in February 2000 and have no current plans to issue any dividends in the foreseeable future. There are no dividend restrictions that limit our ability to pay dividends on Common Stock other than those provided by Nevada Law.

No common equity is subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company. Additionally, we are not presently offering any common equity in our company publicly.




Item  2.  Legal  Proceedings




We  are  not  currently  a  party  to  any  legal  proceedings.





Item  3.  Changes  in  and  Disagreements  with  Accountants




The Company engaged a U.S. accountant as its principal accountant effective April 9, 2003. The Company provided notice of this change in auditors on a Form 8-K filed on April 10, 2003 and subsequently amended on May 8, 2003.




Item  4.  Recent  Sales  of  Unregistered  Securities




On February 25, 2000, we issued a total of 5,000,000 shares of its common stock at a price of $0.01 per share to directors and officers of the company. The shares were issued out under a general exemption from registration provided by
Section  4(2)  of  the  US  Securities  Laws.

We completed an offering of 1,000,000 shares of Common Stock to four (4) purchasers at a price of $0.01 per share on March 31, 2000 pursuant to Rule 506 of Regulation D of the Act. The offering was completed to persons known to our officers and directors.

We completed an offering of 4,000,000 shares of Common Stock to ten (10) purchasers at a price of $0.01 per share on March 31, 2000 pursuant to Regulation S of the Act. The offering was completed to persons known to our officers and directors.

We completed an offering of 118,000 shares of Common Stock to three (3) purchasers at a price of $1.00 per share on May 15, 2000 pursuant to Regulation S of the Act. The offering was completed to persons known to our officers and directors. All of our stock was purchased for investment purposes in each of the above offerings; no shares were purchased with a view toward resale.




On November 2, 2001, the company issued 150,000 shares of common stock to RMA Enterprises Ltd. as required by the Purchase Agreement for the acquisition of Eagle Bluff Vineyard. The shares were issued out under a general exemption from registration provided by Section 4(2) of the US Securities Laws.

Funds obtained from the offerings described above were applied toward consulting services, professional fees, office and sundry expenses, travel expenses, and general working capital.

Item  5.  Indemnification  of  Directors  and  Officers




Our officers and directors are indemnified as provided under the Nevada Revised Statutes (the "NRS") and our Bylaws.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation (which is not the case with the company's Articles of Incorporation). Excepted from that immunity are: (a) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our By-laws provide that we will indemnify our directors and officers to the fullest extent not prohibited by the NRS; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless: (a) such indemnification is expressly required to be made by law, (b) the proceeding was authorized by the Board of Directors,
(c) such indemnification is provided by us, in our sole discretion, pursuant to the powers vested in the company under the NRS or (d) such indemnification is required to be made pursuant to the By-laws.

Our By-laws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at the request of us as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under our By-laws or otherwise.

Our By-laws provide that no advance shall be made by us to one of our officers (except by reason of the fact that such officer is or was a director in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or
(b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to our best interests.

                                    PART F/S

                              FINANCIAL  STATEMENTS

Our  audited Financial Statements, as described below, are attached hereto.

1. Audited financial statements for Wineshares International, Inc. for the fiscal year ending April 30, 2002 and April 30, 2001.

     (a)  Auditor's  Report,  Bruce  T.  Hamilton  Corp.

     (b)  Balance  Sheet;

     (c)  Statement  of  Income  and  Deficit;

     (d)  Statement  of  Cash  Flows;

     (e)  Statement  of  Shareholders'  Equity

     (f)  Notes  to  Financial  Statements.

2. Unaudited financial statements for Wineshares International, Inc. for nine months ending January 31, 2003 .

     (a)  Balance  Sheet;

     (b)  Statement  of  Operations;

     (c)  Statement  of  Cash  Flows;

     (d)  Notes  to  Financial  Statements.

                          WINESHARES INTERNATIONAL INC.

                             (a Nevada corporation)



                          Amended Financial Statements

                           For the Fiscal Years Ended
                             April 30, 2002 and 2001





                                      Index





       Auditor's  Report

       Balance Sheet                                      Statement 1

       Income and Deficit                                 Statement 2

       Cash Flows                                         Statement 3

       Shareholders' equity                               Statement 4

       Notes  to  the  Financial  Statements






                                                         Bruce T. Hamilton Corp.
                                                            Chartered Accountant
                                                                  Vancouver B.C.

                                                         Bruce T. Hamilton Corp.
                                                            Chartered Accountant
--------------------------------------------------------------------------------
#1122  -  510  West  Hastings  St.                         Tel:  (604)  669-3436
Vancouver  B.C.      V6B 1L8                               Fax:  (604)  669-5989




                          Independent Auditor's Report

To  the  Shareholders  of
Wineshares  International  Inc.




I have audited the balance sheets of Wineshares International Inc. as at April 30, 2002 and 2001 and the statements of retained earnings, income, cash flows, and stockholders' equity for the fiscal years ended April 30, 2002 and 2001. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2002 and 2001 and the results of its operations, cash flows and shareholders' equity for the years then ended in accordance with accounting principles generally accepted in the United States.

My previous audit report dated August 12, 2002 has been withdrawn and the effects of the clarification agreement incorporated into the carrying cost of the vineyard option (see Note 4)


Vancouver  B.C.                                        /s/  Bruce  T.  Hamilton
                                                       -------------------------
August  12,  2002                                      Chartered  Accountant
Except  for  the  results  of  incorporating  Note  4
     which  is  as  of  December  17,  2002


                                                                Statement  1

                                  WINESHARES INTERNATIONAL INC.
                                    ( a Nevada corporation )

                                           Balance Sheet
                                  As at April 30, 2002 and 2001




                                                       2002           2001
                                                    ------------------------
                         Assets                     (amended)
  Current
    Bank and cash                                        967            156
    Lawyers' trust account            - Note 2         5,029         36,826
    Advance receivable
    from director                                     21,003         31,002
    Prepaid expenses                                     407              -
                                                    ------------------------
                                                      27,406         67,984
                                                    ------------------------


  Other
    Vineyard option                   - Note 3        19,076              -
                                                    ------------------------

                                                    $ 46,482         67,984
                                                    ========================

                         Liabilities
  Current
    Accounts payable                                   6,191          5,733
    RMA Enterprises Ltd.              - Note 3        47,479              -
                                                    ------------------------
                                                      53,670          5,733
                                                    ------------------------
  Shareholders' equity
    Capital stock                                     10,268         10,118
    Capital in excess of par value                   162,882        162,882
    Unrealized foreign
    exchange gain                                          -              -
    Deficit                       - Statement 2     (180,338)      (110,749)
                                                    ------------------------
                                                      (7,188)        62,251
                                                    ------------------------

                                                US  $ 46,482         67,984
                                                    ========================

  Approved by the directors


 /s/  Buko von Krosigk              Director
------------------------



                                                                Statement 2

                                 WINESHARES INTERNATIONAL INC.

                                       Income and Deficit
                       For the Fiscal Year Ended April 30, 2002 and 2001





                                                        2002         2001
                                                    -----------------------
                                                                  (amended)

  Vineyard operation
    Grape sales                                      $ 12,436           -
                                                    -----------------------

    Labor                                              12,379           -
    Management fees                 - Note 3            7,681           -
    Materials and supplies                              1,507           -
    Utilities                                             792           -
    Vines and posts                                    17,177           -
                                                    -----------------------
                                                       39,536           -
                                                    -----------------------

    Income from operations                            (27,100)          -

  Administration
    Accounting                                         10,322           -
    Administration and office                           3,633           -
    Bank charges & interest                                14        (265)
    Business promotion                                     45       1,926

    Insurance                                             593           -
    Legal                                              26,019      30,738
    Management and
    consulting fees                 - Note 6              841      78,350
    Property taxes                                      1,022           -
                                                    -----------------------
                                                       42,489     110,749
                                                    -----------------------


  Net loss for the period                             $69,589     110,749

    Balance - beginning of period                     110,749           -
                                                    -----------------------



  Deficit                       - Statement 1 US    $ 180,338     110,749
                                                    =======================


                                                                Statement 3

                            WINESHARES INTERNATIONAL INC.

                                      Cash Flows
                  For the Fiscal Year Ended April 30, 2002 and 2001



                                                     2002          2001
                                                  ------------------------

From (used in) operating

      Received from customers                  $   12,436              -
      Paid suppliers                              (53,407)        (36,431)
      Paid related parties                             -          (68,850)
      Interest received - net                         (14)            265
                                                  ------------------------
                                                  (40,985)       (105,016)


Financing activities
  Capital stock
      Cash                                             -          118,000
  Advances to director                              9,999         (17,299)
                                                  ------------------------
                                                    9,999         100,701

                                                  ------------------------

Cash flows                                     $  (30,986)         (4,315)
  Cash - beginning of year                         36,982          41,297
                                                  ------------------------

Cash                                           $    5,996          36,982
                                                  ========================

Cash comprises
  Cash in bank                                        967             156
  Lawyers' trust account                            5,029          36,826
                                                  ------------------------
                                           US  $    5,996          36,982
                                                  ========================


                                                                Statement 4
                                         WINESHARES INTERNATIONAL INC.

                                          Shareholders' Equity
                           For the Three Months Ended April 30, 2002 and 2001

                                                                          Other
                                                    Capital in            Compre-
                                 Common Stock       Excess of  Retained   hensive
                             Shares         $       Par Value  Earnings   Income       Total
                           -----------  ----------  ---------  ---------  -------    ---------
Balance at
April 30, 2000              10,000,000   10,000      45,000         -         -        55,000
Comprehensive income
    Net loss                                                    (110,749)            (110,749)
    Other comprehensive
    income                                                                    -          -
                                                                                     ----------
    Total comprehensive
    income                                                                           (110,749)
                                                                                     -----------

  Shares issued                118,000      118     117,882                           118,000
                           ---------------------------------------------------------------------
Balance at
April 30, 2001              10,118,000   10,118     162,882     (110,749)     -        62,251
Comprehensive income
    Net income                                                   (69,589)             (69,589)
    Other comprehensive
    income                                                                    -          -
                                                                                     -----------
    Total comprehensive
    income                                                                            (69,589)
                                                                                     -----------

Shares issued   - Note 3       150,000      150                                           150
                           ---------------------------------------------------------------------
Balance at
April 30, 2002              10,268,000   10,268     162,882     (180,338)     -        (7,188)
                           ---------------------------------------------------------------------



Authorized capital stock is 25,000,000 common shares at $0.001 par value  each.

                          WINESHARES INTERNATIONAL INC.

                        Notes to the Financial Statements


                                 April 30, 2002



1.   Nature  and  continuance  of  operations

     These financial statements have been prepared on the basis of accounting principles applicable to "going concerns", which assume that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. However, the Company is in the development stage. Its ability to continue to operate and pursue its objectives depends on raising adequate capital.

2.   Lawyers'  trust  account

     Funds deposited with the lawyers to be used for legal feed and other disbursements authorized by the company. The funds are held under the rules for trust monies established by the Law Society of British Columbia.

3.   Vineyard  option  (amended)

     The Company entered into an agreement to purchase a vineyard in British Columbia from RMA Enterprises Ltd. for the purposes of operating an estate winery. The agreement is dated for reference April 26, 2001 but certain conditions were not met until after the year-end. In addition, certain clauses were clarified by a memorandum dated December 17, 2002 (see Note
     4). The consideration for the purchase is the issue of 150,000 restricted shares of common stock and C$650,000 payable as follows:
     (a) C$10,000 by the issue, from Wineshares to RMA, of a promissory note payable without interest on the earlier of the date which is one year from the date of the agreement or the date Wineshares elects to register the Agreement in the Land Titles Office;
     (b) as clarified by the December 17,2002 memorandum, by remitting all the proceeds of any grape sales that take place during the life of the agreement;
     (c)  and  the  balance  by  certified  check  at  Closing.

     Under the option agreement as clarified, the cost of the investment comprises:

          Promissory  note:                              6,490
          Shares  issued:                                  150
          Payments  based  on  grape  sales:            12,436
                                                        ------
                                                       $19,076
                                                        ------

The agreement calls for certain conditions to be met on or before the closing date:
(a) on the closing date the Grape Growers Contract between Hawthorne Mountain Vineyards and RMA Enterprises must be in good standing and be assignable by the Vendor to the Purchaser.
(b) within two years, the Wine Shares will have received all necessary government approvals, including, a license under the Liquor Distribution Act RSBC c268, to operate an Estate Winery Store on the Property.
(c) that RMA's Principal, Mr. Robert Mingay, enter into a Vineyard Management agreement. Mr. Mingay has entered such an agreement with a management fee of C$1,000 per month and the right, during the time of this Agreement, to reside in the building on the Vineyard at no expense but he shall be responsible for the payment of utilities.

Prior to Closing the Company has the right to operate the vineyard, subject to the appointment of Mr. Mingay as manager, and to receive the proceeds of all grape production. However, all such proceeds must be paid to RMA as an advance on the final purchase price.

                          WINESHARES INTERNATIONAL INC.

                        Notes to the Financial Statements
                                 April 30, 2002



4.   Clarification  memorandum

     Under the vineyard option agreement, there was to be applied against the purchase price the principal portion of the payments by the purchaser to RMA's mortgagee in reduction of RMA's mortgages. It was unclear how this clause was to be applied against Wineshares' obligation to pay all the proceeds of grape sales to RMA. A memorandum dated December 17, 2002 clarified this ambiguity by affirming that 100% of the grape sales proceeds paid to RMA will form a consideration in determining the final closing costs. The carrying value of the vineyard option has been increased accordingly.

5.   Earnings  per  share

     Losses per share for 2002 and 2001, based on the year's weighted average outstanding shares, was $0.007 and $0.011 respectively.

6.   Related  party  transactions




     $24,000 was paid to a director for consulting fees. Non-interest bearing advances of $21,003 are due from a director.




7.   Financial  instruments

     At April 30, 2001 the carrying value of all financial instruments approximates fair value. However, as most of the company's assets and liabilities are in Canadian dollars, there is exchange risk if that dollar strengthens or weakens materially.

8.   Income  tax  matters

     It is anticipated that most of the current years loss will qualify as Net Operating Losses available for carry forward for income tax purposes.

                          WINESHARES INTERNATIONAL, INC.
                          (A Development Stage Company)


                              FINANCIAL STATEMENTS
                                   (Unaudited)


                                JANUARY 31, 2003

WINESHARES  INTERNATIONAL,  INC.
(A  Development  Stage  Company)
BALANCE  SHEETS
================================================================================



--------------------------------------------------------------------------------

                                             January  31,   April  30,
                                                    2003          2002
--------------------------------------------------------------------------------
                                             (Unaudited)      (Audited)

ASSETS

Current assets
   Cash                                      $       484   $     967
 Cash held in trust (Note 3)                          30       5,029
 Advances receivable from a
 director (Note 4)                                21,003      21,003
 Prepaid expenses                                      -         407
                                             ------------  ----------

 Total current assets                             21,517      27,406

Vineyard option (Note 5)                          43,876      19,076
                                             ------------  ----------

Total assets                                 $    65,393   $  46,482
=====================================================================


LIABILITIES AND DEFICIENCY
IN ASSETS

Current liabilities
 Accounts payable and accrued liabilities    $    22,592   $   6,191
 Due to RMA Enterprises Ltd. (Note 6)             71,829      47,479
                                             ------------  ----------

 Total current liabilities                        94,421      53,670
                                             ------------  ----------


Commitment (Note 8)


Deficiency in assets
 Common stock (Note 7)
   Authorized
     25,000,000  common shares with
     a par value of $0.001 per share
   Issued and outstanding






     10,268,000  common shares

     (April 30, 2002 - 10,268,000)                10,268      10,268
 Additional paid-in capital                      162,882     162,882
 Deficit accumulated during the
 development stage                              (202,178)   (180,338)
                                             ------------  ----------

 Total deficiency in assets                      (29,028)     (7,188)
                                             ------------  ----------

Total liabilities and deficiency in assets   $    65,393   $  46,482
=====================================================================










   The accompanying notes are an integral part of these financial statements.

WINESHARES  INTERNATIONAL,  INC.
(A  Development  Stage  Company)
STATEMENTS  OF  OPERATIONS
(Unaudited)
================================================================================





                                  Cumulative
                                Amounts from
                                 Inception
                                (February 7,   Three-Month  Three-Month  Nine-Month    Nine- Month
                                     2000) to  Period Ended Period Ended Period Ended  Period Ended
                                 January 31,   January 31,  January 31,  January 31,   January 31,
                                        2003         2003         2002         2003          2002
                               ------------  ------------  ------------  ------------  ---------

REVENUE
 Grape sales                   $    37,236   $    24,800   $         -   $    24,800   $ 12,436
                               ------------  ------------  ------------  ------------  ---------

VINEYARD EXPENSES
 Labor                              23,132         1,722         3,742        10,753      9,546
 Management fees                    13,405         1,916         1,886         5,724      5,768
 Materials and supplies              2,433           128             -           926        357
 Utilities                             841             -           692            49        692
 Vines and posts                    20,950           223         5,566         3,773     17,177
                               ------------  ------------  ------------  ------------  ---------

Total vineyard expenses             60,761         3,989        11,886        21,225     33,540
                               ------------  ------------  ------------  ------------  ---------


Income (loss) from operation
 of vineyard                       (23,525)       20,811       (11,886)        3,575    (21,104)
                               ------------  ------------  ------------  ------------  ---------

EXPENSES
 Accounting and audit               26,211         6,500         2,520        15,889      5,070
 Administration and office           3,656            12             -           274      4,559
 Business promotion                  1,971             -             -             -          -
 Filing fees                           205           205             -           205          -
 Foreign exchange  loss              3,110         1,772             -         3,110          -
 Insurance                           1,000             -           591           407        593
 Legal                              62,023             -         8,390         5,266     21,471
 Management and consulting          79,191             -           841             -        841
 Property taxes                      1,286             -           679           264        679
                               ------------  ------------  ------------  ------------  ---------

                                   178,653         8,489        13,021        25,415     33,213
                               ------------  ------------  ------------  ------------  ---------

Net income (loss)              $  (202,178)  $    12,322   $   (24,907)  $   (21,840)  $(54,317)
                               =================================================================

Net income (loss) per share -
(basic and diluted)                          $      0.01   $     (0.01)  $     (0.01)  $  (0.01)
                               =================================================================
Weighted average
number
 of shares
outstanding - (basic
 and diluted)                                 10,268,000    10,118,000    10,268,000 10,118,000
                               =================================================================






   The accompanying notes are an integral part of these financial statements.

WINESHARES  INTERNATIONAL, INC.
(A  Development  Stage  Company)
STATEMENT  OF  DEFICIENCY  IN  ASSETS
(Unaudited)
================================================================================





                                                   Common Share                        Deficit
                                      --------------------------------                 Accumulated
                                                                           Additional  During the
                                       Price per     Number                Paid-In     Development
                                         Share     of  Shares   Amount     Capital     Stage     Total
---------------------------------------------------------------------------------------------------------

Balance, February 7, 2000                       -  $        -  $      -  $       -   $       -

 Issuance of common stock for cash          0.001   5,000,000     5,000          -           -     5,000

 Issuance of common stock for cash           0.01   5,000,000     5,000     45,000           -    50,000

 Net loss                                                   -         -          -           -         -
                                      -------------------------------------------------------------------

Balance, April 30, 2000                            10,000,000    10,000     45,000           -    55,000

 Issuance of common stock for cash           1.00     118,000       118    117,882           -   118,000

 Net loss                                                   -         -          -    (110,749) (110,749)
                                      -------------------------------------------------------------------

Balance, April 30, 2001                            10,118,000    10,118    162,882    (110,749)   62,251

Issuance of common stock for vineyard
 option                                               150,000       150          -           -      150

 Net loss                                                   -         -          -     (69,589)  (69,589)
                                      -------------------------------------------------------------------


Balance, April 30, 2002                            10,268,000    10,268    162,882    (180,338)   (7,188)

 Net loss                                                  -         -          -     (21,840)  (21,840)
                                      -------------------------------------------------------------------

Balance, January 31, 2003                          10,268,000  $ 10,268   $162,882   $(202,178) $(29,028)
=========================================================================================================






   The accompanying notes are an integral part of these financial statements.

WINESHARES  INTERNATIONAL, INC.
(A  Development  Stage  Company)
STATEMENTS  OF  CASH  FLOWS
(Unaudited)
================================================================================





                                            Cumulative
                                          Amounts from
                                           Inception
                                          (February 7,    Nine Month    Nine Month
                                              2000) to  Period Ended  Period Ended
                                           January  31,  January 31,  January  31,
                                                   2003         2003          2002
------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING
ACTIVITIES
 Net loss                                   $(202,178)  $(21,840)     $(54,317)

Adjustments to reconcile net loss
 to cash used in operating activities
   Foreign exchange gain unrealized                                        968
   Decrease (increase) in prepaid expenses           -        407         (407)
   Increase (decrease in accounts payable
     and accrued liabilities                   22,592     16,401        (3,111)
                                            ----------  ---------     ---------

 Net cash used in operating activities       (179,586)    (5,032)      (56,867)
                                            ----------  ---------     ---------


CASH FLOWS FROM INVESTING
ACTIVITIES
 Acquisition of vineyard option               (43,726)   (24,800)      (18,926)
                                             ----------  ---------     ---------

 Net cash used in investing activities        (43,726)   (24,800)      (18,926)
                                            ----------  ---------     ---------


CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance of common stock                     173,000          -             -
 Advances (to) from a director                (21,003)         -         9,999
 Advances from a related party                 71,829     24,350        41,582
                                            ----------  ---------     ---------

 Net cash provided by financing activities    223,826     24,350        51,581
                                            ----------  ---------     ---------


Change in cash and cash
equivalents for the period                        514     (5,482)      (24,212)

Cash and cash equivalents,
beginning of period                                 -      5,996        36,982
                                            ----------  ---------     ---------
Cash and cash equivalents,
 end of period                              $     514   $    514      $ 12,770
===============================================================================
Cash and cash equivalents
consist  of:
 Cash                                       $     484   $    484      $  3,091
 Cash held in trust                                30         30         9,679
                                            ----------  ---------     ---------

                                            $     514   $    514      $ 12,770
===============================================================================







Supplemental  disclosure  with  respect  to  cash  flows  (Note  9)

   The accompanying notes are an integral part of these financial statements.

WINESHARES  INTERNATIONAL,  INC.
(A  Development  Stage  Company)
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Unaudited)
JANUARY  31,  2003
================================================================================




1.   HISTORY  AND  ORGANIZATION  OF  THE  COMPANY

     The Company was incorporated on February 7, 2000, under the laws of the State of Nevada.

     The Company is in the business of acquiring and operating vineyards along with wine production and distribution. The Company has not yet generated significant revenues and therefore is considered to be a development stage company.

     The accompanying financial statements of Wineshares International, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America for interim information and with the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments necessary (consisting of a normal or recurring nature) for a fair presentation have been included. Prior year financial statements should be read in conjunction with the audited financial statements of the Company for the year ended April 30, 2002. The results of operations for the nine-month period ended January 31, 2003, are not necessarily indicative of the results to be expected for the year ending April 30, 2003.



2.   GOING  CONCERN

     These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, certain conditions noted below currently exist which raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

     The operations of the Company have primarily been funded by the issuance of common stock and amounts advanced to the Company by related parties. Continued operations of the Company are dependent on the Company's ability to complete public equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.


===============================================================


                                      January 31,    April 30,
                                            2002         2002
--------------------------------------------------------------
Working  capital  (deficiency)     $  (72,904)     $  (26,264)
Deficit  accumulated  during
 the  development  stage           $  (202,178)    $ (180,338)
===============================================================




3.   CASH  HELD  IN  TRUST

     Cash held in trust consists of funds deposited with the Company's legal counsel to be used for legal fees and other disbursements authorized by the Company.

WINESHARES  INTERNATIONAL,  INC.
(A  Development  Stage  Company)
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Unaudited)
JANUARY  31,  2003
================================================================================




4.   ADVANCES  RECEIVABLE  FROM  A  DIRECTOR

     The advances receivable from a director are unsecured, non-interest bearing and have no fixed terms of repayment.


5.   VINEYARD  OPTION

     The Company entered into an agreement to purchase a vineyard in British Columbia from RMA Enterprises Ltd. ("RMA") for the purposes of operating an estate winery. The consideration for the purchase is Cdn $650,000 (approximately US$420,000) which is payable as follows:


     i) Cdn $10,000 (approximately US$6,500) by the issue of a promissory note payable without interest on the earlier of the date which is one year from the date of the agreement or the date the Company elects to register this agreement in the Land Titles Office;

     ii) Payments to RMA of all proceeds received from the sale of grape production prior to closing of this agreement which are to be applied to the mortgage of RMA at RMA's discretion;

     iii) The  balance  by  certified  check  at  closing.

     As additional consideration, the Company issued 150,000 shares of common stock to RMA (Note 7).

     The agreement also provides for certain conditions to be met on or before the closing date as follows:

     i) On or before the date which is two years after the date of the agreement, the Company will have received all necessary government approvals, including a license under the Liquor Distribution Act RSBC c 268.

     ii) On or before the date which is ten business days after the date the agreement was executed, the Company entered into a management agreement with Mr. Robert Mingay (Note 8).

     Further, prior to closing, the Company has the right to operate the vineyard, subject to the appointment of Mr. Robert Mingay as Manager pursuant to a management agreement, and to receive the proceeds of all grape production.


6.   DUE  TO  RMA  ENTERPRISES  LTD.

     The amounts due to RMA are unsecured, non-interest bearing and have no fixed terms of repayment.


7.   COMMON  STOCK


     On February 25, 2000, the Company issued 5,000,000 shares of common stock at a price of $0.001 per share for cash proceeds of $5,000.

     On March 31, 2000, the Company issued 5,000,000 shares of common stock at a price of $0.01 per share for cash proceeds of $50,000.

WINESHARES  INTERNATIONAL,  INC.
(A  Development  Stage  Company)
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Unaudited)
JANUARY  31,  2003
================================================================================




7.   COMMON  STOCK  (cont'd  )

     On May 15, 2000, the Company issued 118,000 shares of common stock at a price of $1.00 per share for cash proceeds of $118,000.

     On November 1, 2001, the Company issued 150,000 shares of common stock at a price of $0.001 per share as part of the consideration for the acquisition of vineyard option (Note 5).


8.   COMMITMENT

     The Company entered into a management agreement with Robert Mingay whereby as consideration for providing all necessary vineyard management services, the Company agreed to pay a management fee of Cdn $1,000 per month.


9.   SUPPLEMENTAL  DISCLOSURE  WITH  RESPECT  TO  CASH  FLOWS


========================================================




                        Nine-Month            Nine-Month
                     Period  Ended         Period  Ended
                      January  31,          January  31,
                              2003                  2002
--------------------------------------------------------
Cash  paid  for
 Interest                 $       -         $       -
 Income  taxes            $       -         $       -
========================================================


There were no significant non-cash transactions during the nine-month period ended January 31, 2003.

The significant non-cash transaction during the nine-month period ended January 31, 2002, was as follows:

     a) The Company issued 150,000 shares as part of the consideration for the acquisition of the vineyard option, for a total of $150.


10.  SEGMENTED  INFORMATION

     The Company operates in one segment, being the acquisition and operation of vineyards, in Canada.

                                    PART III




                               INDEX TO EXHIBITS


Exhibit  2.1:   Articles  of  Incorporation  (1)

Exhibit  2.2:   By-Laws  (1)

Exhibit 10.1: Management Services Agreement between Wineshares and Robert Mingay, dated April 26, 2001. (1)

Exhibit 10.2: Vineyard Purchase Agreement between Wineshares and RMA Enterprises Ltd., dated April 26, 2001. (1)

Exhibit 10.3: Grape Grower's Agreement between the RMA and Hawthorne Mountain Vineyards, dated March 20, 2001. (1)

Exhibit 10.4: Letter Amendment to the Vineyard Purchase Agreement dated December 17, 2002.

(1)  Previously  filed  as  an  exhibit  to  our Form 10SB on December 12, 2001.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:     June  12,  2003





                       WINESHARES  INTERNATIONAL  INC.


                   By:     /s/ Buko  von  Krosigk
                           ______________________________________________
                           Buko  von  Krosigk,  Chief  Executive  Officer








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